

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Terry Rafih
Interim Chief Executive Officer
Bright Green Corp
1033 George Hanosh Boulevard
Grants, NM 87020

Re: Bright Green Corp
Registration Statement on Form S-1
Filed September 22, 2022
File No. 333-267546

Dear Mr. Rafih:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Grant Levine, Esq.